Exhibit (a)(10)

ADDENDUM FOR EMPLOYEES IN GERMANY

MATERIAL TAX CONSEQUENCES

     The following is a general summary of the German income tax consequences under current law of participating in the Offer for those individuals who are tax residents of Germany. The summary is only intended to alert you to some of the material tax consequences you may want to consider in making your decision about the Offer. It does not discuss all of the tax consequences that may be relevant to you in your particular circumstances nor is it intended to apply to all option holders. It particularly does not apply to you if you are subject to the income tax laws of a country other than Germany. In addition, you should note that tax laws change frequently, occasionally on a retroactive basis. You should consult with your tax advisor as to the tax consequences of your particular participation in the Offer.

Option Exchange. We do not believe that you will be subject to tax as a result of the exchange of any option for a New Option.

Grant of New Option. You will not be subject to tax when the New Option is granted to you.

Exercise of New Option. When you exercise the New Option, you will recognize taxable income (taxed at your marginal tax rates) in an amount equal to the difference between the fair market value of the shares at exercise and the exercise price paid for such shares. You should note that based on a recent court case, the taxable event is on the date that the shares are allocated to your account, which may be different than the date you exercise the options. In addition, the lowest selling price of the shares on the allocation date is deemed to be the fair market value. You will be subject to all tax withholding and reporting requirements applicable to the exercise of the option.

Sale of Shares. Any additional gain from the subsequent sale of the shares is not taxable if you have owned the shares for at least 12 months, have not owned 1% or more of the Company’s stated capital at any time in the last five years and the shares are not held as business assets. If you sell the shares within 12 months of acquisition, one-half of the gain is taxable as capital gain. If the annual capital gain is less than €512, the gain will be exempt.

Under proposed legislation, any capital gain from the sale of shares after February 21, 2003 will be subject to a 15% flat tax rate, regardless of the holding period. For shares acquired prior to February 21, 2003, the taxable amount will be 10% of the sale price unless the cost basis is more than 90% of the sale price. In this case the difference between the sales proceeds and the cost basis will be taxed. In addition, the annual exemption is proposed to increase to €1,000. The rules regarding the 50% reduction of the amount subject to capital gains tax will still apply. This results in an effective income tax rate of 7.5% (not including the solidarity surcharge and church tax – if applicable) for capital gains if the annual limit is exceeded.

(a)(10)